

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 1, 2010

Kevin M. Carney
Chief Financial Officer
Web.com Group, Inc.
12808 Gran Bay Parkway, West
Jacksonville, Florida 32258

   Re: **Web.com Group, Inc.**
      Form 10-K for the Fiscal Year Ended December 31, 2009
      Filed March 5, 2010
      Form 8-K filed October 15, 2010
      File No. 000-51595

Dear Mr. Carney:

   We have reviewed your letter dated September 24, 2010 in connection with the above-referenced filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

   After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated September 10, 2010.

Form 10-K for Fiscal Year Ended December 31, 2009

Part III (Incorporated by Reference from the Definitive Proxy Statement filed March 23, 2010)

Compensation of Executive Officers, page 31

1. We refer to your response to prior comment 3 and are unable to concur with your analysis as to why you are not required to include compensation data for your three most highly compensated officers, other than your principal executive and financial officers pursuant to Item 402(a)(3) of Regulation S-K. We specifically note that the definition of executive officer found in Rule 3b-7 of the Exchange Act is not limited to vice presidents that operate their respective business units, divisions or functions independently of the chief executive officer. It appears from information on your website that you have an

> executive team of officers in charge of business units, divisions or functions for whom disclosure under Item 402(a)(3)(iii) is required. In this regard, please provide us with position descriptions and/or employment agreements for your three most highly compensated officers as determined in accordance with Instruction 1 to Item 402(a)(3) of Regulation S-K. Unless you are able to demonstrate that these persons are not considered named executive officers within the meaning of Item 402(a)(3), please amend your Form 10-K to provide the required executive compensation information for each of the years covered by Item 402 and any other required disclosures relating to executive officers.

Part IV

Item 15. Exhibits, Financial Statement Schedules

Note 8 - Restructuring Costs and Other Reserves, page 54

2.   We note that your response to prior comment 4 characterizes the $466,000 of sales commission liabilities as an estimated reserve "for unasserted claims for disputed sales commissions." Describe how the statute of limitations provision applies to these claims given that they were unasserted. In this regard, clarify whether the original liability was based upon an actual third party claim. Additionally, please address how you concluded that you were "legally released from being the primary obligor, either judicially or by the creditor," as described in ASC 405-20-40-1.b.

Form 8-K filed October 15, 2010

Exhibit 99.2 – Unaudited pro forma condensed consolidated combined financial information of the Company and subsidiaries and Register.com LP

3.   We note that you included a pro forma balance sheet as of July 29, 2010 and a pro forma statement of operations for the "period ended July 29, 2010." Please tell us how your pro forma presentation complies with the requirements in Rule 11-02(c) of Regulation S-X. Pro forma presentations should be as of the end of Web.com Group, Inc.'s latest required balance sheet, June 30, 2010.

Unaudited Pro Forma Combined Condensed Balance Sheet

4.   It is not clear from Note 3 - Pro Forma Balance Sheet Adjustment (h) where the source of cash used was obtained to pay down Register.com LP's long-term debt and related accrued interest, settled at the closing of the merger. In this regard, provide us with an analysis of the cash effects related to the transactions that includes gross amounts of debt borrowed and debt paid down and how those effects are presented in the cash and cash equivalents line item in the pro forma balance sheet.

5.   It is not clear from Note 3 - Adjustment (k) what the disclosure is conveying when you note that $5 million of cash was not consolidated by Register.com Investments Cooperatie U.A. Explain further this adjustment and the need for it in view of the relationship between Register.com LP, the parent company of Register.com Cooperatie U.A.

<u>Unaudited Pro Forma Combined Condensed Statement of Operations - Period Ended July 31, 2019 and Year Ended December 31, 2009</u>

6.   As described in Note 2 - Pro Forma Income Statement Adjustment (3), it appears that you have reflected an adjustment to include transaction expenses incurred during the interim period ended July 29, 2010 related to this acquisition in your pro forma Statement of Operations for the year ended December 31, 2009. Explain how these costs were or were not recognized in the interim period ended July 29, 2010. Please tell us how this presentation complies with the "continuing impact" notion described in Rule 11-02(b)(6) of Regulation S-X.

7.   Please explain the basis for Note 2 - Adjustment (4) which eliminates the management fee payable and explain how this adjustment complies with Rule 11-02(b)(6) of Regulation S-X.

8.   Please explain the basis, assumptions and supporting computations for Note 2 - Adjustment (7) and Note 3 - Adjustment (b) which reflect the fair market value write-down of Register.com LP's deferred revenue and the related reduction of prepaid costs. Explain how these adjustments comply with Rule 11-02(b)(6) of Regulation S-X.

9.   We note that you have presented basic and diluted pro forma net income per common share for the year ended December 31, 2009 and the period ended July 29, 2010. Please tell us how you complied with the requirement in Rule 11-02(b)(7) to also present the number of shares used to compute such per share data.

You may contact Jaime John, Staff Accountant, at (202) 551-3446 if you have questions regarding comments on the financial statements and related matters. Please contact Ryan Houseal, Staff Attorney, at (202) 551-3105, Maryse Mills-Apenteng, Special Counsel, at (202) 551-3457 or me at (202) 551-3226 with any other questions.

Sincerely,

Craig Wilson
Senior Assistant Chief Accountant